Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 8, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 8, 2004, entitled "HELGE LUND - NEW STATOIL CEO".

HELGE LUND - NEW STATOIL CEO

Helge Lund - new Statoil CEO. At its meeting on 7 March 2004, Statoil's (OSE: STL, NYSE: STO) board of directors appointed Helge Lund (42) as new chief executive for the Statoil group.

Mr Lund is currently chief executive of Aker Kværner ASA. 'Helge Lund was the first choice of the board and we are very pleased that he has agreed to lead Statoil in the years ahead,' says Statoil chair Jannik Lindbæk. Mr Lund graduated as a business economist at the Norwegian School of Economics and Business Administrationin Bergen. He also has a master of business administration (MBA) from the Insead business school in France. Before he became chief executive of Aker Kværner, Mr Lund had a number of positions in the Aker RGI system, and before that he had a central role in the top management of Hafslund Nycomed. 'Statoil plays a unique and important role in Norwegian business and industry,' says Mr Lund. 'The position of chief executive represents a distinctive and big challenge which, after thorough consideration, I have accepted. Statoil is a highly competent and robust group with the ability to deliver. It has many able employees and I look forward to making a contribution to the further development of the group.'

The board's decision to appoint Mr Lund was unanimous. He will take up his new position on 15 August 2004. Executive vice president Erling Øverland has been appointed as acting CEO, effective from this morning and until 15 August. Inge K. Hansen has stepped down from his position as acting CEO. He will be appointed CEO in one of the new entities in Aker Kværner. The board of Statoil ASA will hold a press conference at the SAS Radison Airport Hotel, Gardermoen, at 09.00 on Monday 8 March.

Contact persons:
Wenche Skorge, vice president for public affairs, tel 91 87 07 41 (mobile), 51 99 79 17 (office).
Mari Thjømøe, vice president for investor relations, tel 90 77 78 24 (mobile), 51 99 77 90 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 8, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer